Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August, 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Current Report on Form 6-K contains both historical and prospective statements concerning Minera Andes Inc. and its operations. Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters. Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Company”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in the Management’s Discussion and Analysis.

EXHIBIT INDEX

The following documents are incorporated by reference in this report on Form 6-K:

Exhibit	Description
99.1	Management’s Discussion and Analysis

99.2	Interim Consolidated Financial Statements

99.3	President and Chairman’s Certification of Interim Filings

99.4	Chief Financial Officer’s Certification of Interim Filings

99.5	Letter to Shareholders’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and
Chairman

Dated: August 14, 2008

Exhibit 99.1

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at August 14, 2008 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and the unaudited consolidated interim financial statements and notes thereto for the period ended June 30, 2008, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 13 to the audited consolidated financial statements for the year ended December 31, 2007. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov. The accompanying unaudited interim consolidated financial statements of Minera Andes Inc. (the “Company”) for the quarter and six month periods ended June 30, 2008 have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. These statements have not been reviewed by the Company’s auditors.Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in the Annual Information Form for the year ended December 31, 2007 prepared as at March 26, 2008 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov.

Overview

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina, consisting of mineral rights and applications for mineral rights, covering approximately 304,221 acres (123,133 hectares) in three provinces in Argentina. We carry out our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program. Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if the properties do not meet our requirements. Our properties are all early stage exploration properties, except for the San José mine at which commercial production was declared following December 31, 2007 as Minera Andes is no longer considered an exploration stage company.

Within our mineral exploration land in Argentina our focus is primarily on gold, silver and copper mineralized targets. In addition, several new exploration properties have been acquired through the filing of mineral applications. These properties reveal numerous similarities to Minera Andes’ San José property in northern Santa Cruz province. Through our subsidiaries and joint ventures we own a 49% equity interest in Minera Santa Cruz (“MSC”), which owns the San José gold/silver property in Southern Argentina, and a 100% interest in over 10 mineral properties in Argentina. MSC made a formal decision through its board of directors to place the San José

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

project into production in March 2006 and the San José mine entered the commissioning phase of start-up production at the end of third quarter of 2007 and approached full production by year-end. Commercial production was declared following December 31, 2007 and as of the first quarter 2008 Minera Andes is no longer considered an exploration stage company.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Update

During the last 12 months the company has made significant discoveries in gold, silver, and copper and is a significant silver and gold producer in Argentina reaching a positive net income of about $9 million in the second quarter of 2008. Some of our significant achievements grouped into three main categories (Significant Events, San José Mine, and Los Azules Project) include:

Significant Events

•

Richard P. Clark, president and CEO of Red Back Mining Inc, a Lundin Group company, of Vancouver, B.C., has joined the board of directors of Minera Andes Inc. His appointment represents an expansion of the board to seven members. Mr. Clark has grown Red Back from a market capitalization of $40 million to over $1.5 billion.

•

Mr. Rob McEwen, chairman and CEO of U.S. Gold has joined the board of Minera Andes along with two other independent mining industry executives. Mr. McEwen holds approximately 24% of Minera Andes’ shares. The other directors are Mr. Victor Lazarovici, is a recently retired senior base metals and minerals analyst from BMO Capital Markets and Dr. Quick is a former director of Goldcorp Inc. The new board members replace retiring members Messrs. John J. “Jack” Crabb, Gary A. Craig and Ms. Bonnie Kuhn. Ms. Kuhn will continue as corporate secretary and legal counsel for Minera Andes.

•

In February of 2008, we completed an equity financing that consisted of three closings totaling Cdn$34.23 million. The proceeds from the offering are being used to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules, general exploration, and for general corporate purposes.

San José Mine

•

The San José mine commenced its operation a year ago and is now at full production. Production in Q2 2008 totaled 1,093,000 ounces of silver and 12,410 ounces of gold, of which 49% is attributable to Minera Andes. Currently, plans are underway to expand the mine and double the current production rate by year-end 2008. Gross proceeds from metal sales during the second quarter of 2008 were $63.2 million. Over the past 12 months, the San José project has produced gross sales of approximately $74.4 million in gold and silver, mostly from the last three quarters. Second quarter 2008 sales of gold and silver are high because most of the metals produced in the first quarter of 2008 were sold in Q2 2008 at the prevailing market prices. Based on a gold price of $900 per ounce and a silver price of $18 per ounce, the total metal production for Q2 2008 at the San José mine had a gross metal value of $31 million or $10.3 million a month. Prices for sales of metal in Q2 2008 on an average weighted basis were $901 per ounce of gold and $16.47 per ounce of silver.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•	In the second quarter of 2008 we had significant gold and silver sales in MSC with Minera Andes attributed portion 49 % of net income of approximately $22 million (see table below).

Summary of MSC’s financial information from operations:

	Three Months Ended	Six Months Ended
	June 30, 2008

Sales	$63,245,651	$73,153,702

Net income – MSC	$22,215,469	$22,095,827

Minera Andes Inc. portion – 49%	$10,885,580	$10,826,955

•

For the second quarter, production cash costs averaged $322 per ounce of gold and $6.16 per ounce of silver. As previously reported in our July 30, 2008 news release, metal prices for sales of metal in Q2 2008 on a weighted average basis were $901 per ounce of gold and $16.47 per ounce of silver. The production cash costs are shown on a co-product basis and are defined as the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine. Production cash costs include royalties, refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the production costs. The production cash costs are calculated using the value of the 12,410 ounces of gold and 1,093,291 ounces of silver produced in the form of doré, precipitates, and concentrates and the cost to produce those ounces as defined above ($10,727,957). Our co-product reporting is based on the Q2 2008 average London PM fix for gold and the London fix for silver.

•

Production for San José in Q1 2008 totaled 968,000 ounces of silver and 12,140 ounces of gold of which 49% is attributable to Minera Andes. In first quarter 2008, 323,000 ounces of silver and 5,050 ounces of gold were sold. The remaining metal inventory was sold in the following quarter. Based on a gold price of $850 per ounce and silver price of $16 per ounce the total metal production for Q1 2008 at the San José mine has a gross metal value of $26 million.

•

On March 12, 2008, Hochschild Mining plc our operating partner released updated resource and reserve estimates at San José in their Preliminary Results for Year Ended 31 December 2007. These results show an increase in reserves of 19% and an increase in resources of 28% over the year ended 31 December 2006 JORC Code results. Currently Minera Andes cannot endorse these results as only a part of the data on which the resource /reserve calculations are based has been released to Minera Andes. Minera Andes is in the process of obtaining this information and will review the data and report on the results as soon as practicable. Exploration work completed in the second half of 2007 includes 20,274 meters (82 holes) of drilling mainly on Frea, Odin, and Ayelén veins and several hundred meters of drifting along the Frea vein. The Frea, Odin, and Ayelén veins all have mineral potential and remains open at depth and along strike.

•

MSC has a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. Approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling are planned for 2008 as a follow-up on the targets generated from the surface work.

•

Based on the significant increase in the reserves during 2007, the board of MSC last November approved an expansion at San José from 750 to 1,500 tonnes per day, thereby doubling the rate of production at San José. Minera Andes anticipates the expansion to be completed by year-end 2008. Various pieces of new equipment have been ordered by MSC for the mine expansion, including a new ball mill, flotation cells, a crusher and other ancillary equipment. Also, work to connect to the national power grid is underway, and this connection is forecast to provide significant cost savings over the on-site diesel generators that currently supply the electrical power to the project. Following connection to the power grid, the diesel generators will be retained as a backup power supply.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

The San José mine commenced production during the third quarter of 2007 and approached full production by year-end. The processing plant reached full capacity in the first half of 2008. The mine is currently staffed with approximately 631 employees and 199 contractors. Based on a NI43-101 technical report filed in November of 2007 at a full production rate of 750 tonnes per day, the mine is forecasted to produce approximately 64 thousand ounces of gold and 3.9 million ounces of silver on an average annual basis for the life of the mine.

•

A total of 958,000 ounces of silver and 14,950 ounces of gold were produced at San José in 2007. Minera Andes owns 49% of the mine through its joint venture with the project operator, Hochschild. The first sales of metals from inventory at the San José mine occurred in December 2007 and included 92,000 ounces of silver and 1,490 ounces of gold. At year-end the mine had about 90% of its metal in inventory in the form of concentrates and doré.

•

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date. In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At June 30, 2008 the Minera Andes investment in MSC totaled approximately $75 million.

•

During 2007, approximately 28,585 meters of core drilling totaling 112 drill holes was conducted on several targets identified at San José. Drilling in the second half of 2007 has defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources at San José.

•

MSC arranged an in-house financing facility for up to $65 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein.

Los Azules Project

•

At Los Azules the planned 2007-2008 exploration program of drilling has been completed. The exploration program at Los Azules is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property by Q4 2008.

•

The final results from core holes drilled during the 2007-2008 exploration field season at the Los Azules porphyry copper project confirm that the copper target is open to the north. Several positive indicators including hole AZ-08-37A drilled at the northern limit of this seasons drilling, geologic mapping, and historic drilling indicate that the copper target at Los Azules extends another 3 kilometers to the north of the drilling completed this field season.A total of 5,438.34 meters were drilled at Los Azules in 15 vertical core holes during the 2007-2008 field season. These holes constitute the 5,000 meter, Stage I of the exploration program. Four of the 15 holes did not reach target depth due to difficult drilling conditions. Hole AZ-07-30 encountered 113 meters of 1.04 % copper within a larger zone of 200.8 meters of 0.89 % copper. The best intercept from the 2008 drilling to date is from hole AZ-08-33 which encountered 132 meters of 1.11 % copper within a larger zone of 250 meters of 0.92 % copper containing mixed primary sulfides and secondary copper mineralization. The best intercept of primary copper mineralization drilled this year is from hole AZ-08-37A which

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

encountered 112 meters of 0.98 % copper within a larger zone of 217 meters of 0.77 % copper. This hole represents the largest interval of primary copper mineralization identified on the property to date, it extends the known mineralization an additional 400 m to the north of the recent drilling and is the deepest hole drilled to date on the property by Minera Andes further confirming the limits of the copper system have not been defined.

•

During November 2007, a definitive Option Agreement was executed by Minera Andes and Xstrata Copper on the Los Azules project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Our previous drilling reported the discovery of significant high-grade copper at the Los Azules property in Argentina. Drilling has returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes on the property.

Non-GAAP Financial Measures: In this update, we use the term “production cash cost .” The production cash costs are calculated on a co-product basis and are defined as the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine. Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the production cash costs. We use production cash cost per ounce as an operating indicator. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mine at San José. Production cash cost per ounce should be considered as Non-GAAP Financial Measures and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Results of Operations

Second quarter 2008 compared to second quarter 2007

For the second quarter of 2008, our net income was $8.9 million (5 cent per share) compared with a net loss of $417 thousand (0 cent per share) for the second quarter of 2007. The difference of $9.3 million was primarily a result of the following:

•	income on equity investment of $10.885 million versus a loss of $.234 million

•	increase of consulting fees of $226,000

•	increase in legal, audit and accounting of $69,000

•	decrease in office overhead and administrative fees of $64,000

•	increase in wages and benefits of $734,000 of which $684,000 was stock-bases compensation

•	decrease in foreign exchange gain of $139,000

•	interest expense of $682,664 (we are no longer capitalizing the interest on the investment in Minera Santa Cruz as the San José mine is in commercial production)

Mineral property and deferred exploration costs for the three months ended June 30, 2008 amounted to $1.8 million compared to $1.0 million for the same period in 2007. The difference was due primarily increased exploration and drilling activity primarily at the Los Azules property.

Summary of Quarterly Results

Quarter Ended	6/30/08	3/31/08	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06
Net income (loss) – $	8,929,208	(1,768,324)	(5,788,128)	(980,211)	(417,144)	(1,009,654)	(8,149,816)	(777,110)
Basic and diluted income (loss) per common share – $	0.05	(0.01)	(0.03)	(0.01)	0.00	(0.01)	(0.05)	(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The profitability of our equity investment in the latest quarter was the reason for our change to profitability. Although comparison of net profit (loss) among the different quarters is difficult due to various isolated items that only affected the net loss in particular quarters, there has been a general rise in audit fees, costs of Sarbanes-Oxley compliance, and legal fees related to increased business activity. Effective January 1, 2008, on the declaration of commercial production, expenses related to the operations and interest expense of the San José Project are being expensed as incurred. Prior to January 1, 2008, these expenses were capitalized to the investment in Minera Santa Cruz.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at June 30, 2008 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-Term Debt (1)	$31,850,000	$15,190,000	$16,660,000	$—	$—
Long Term Debt Bank Loan (1)	15,495,379	6,797,091	8,698,288	—	—
Operating Lease Obligations (2)	59,778	34,578	25,200	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$47,405,157	$22,021,669	$25,383,488	$—	$—

(1)	Long-term debt consists of a two bank loans of $7,500,000 and $10,000,000 and a project financing facility of $31,850,000. The bank loans are due in March 2009 and October 2009, respectively. See Note 6 in the December 31, 2007 audited consolidated financial statements for additional details. The project financing facility loan will be paid out of cash flow from the San José mine. Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lends 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. See Note 4b in the December 31, 2007 audited consolidated financial statements for additional details.
(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of June 30, 2008 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. An amount of $27.4 million was funded by the MSC shareholders (Hochschild and Minera Andes).

In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million and at December 31, 2008, totaled approximately $75 million.

The Los Azules project was discovered by Minera Andes’ geologists in the 1990’s through regional exploration near the Argentina/Chile border in San Juan province, Argentina. On November 2nd, 2007 Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper contributed their respective properties into an Option Agreement replacing the November 2005 non-binding letter of intent regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the Option Agreement. Xstrata Copper is one of the commodity business units within Xstrata plc.

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or certain portion of its interest in Minera Santa Cruz S.A., unless the acquirer assumes Minera Andes’ guarantee obligations under the Option Agreement.

Outstanding Share Data (as at July 31, 2008):

Class and Series of Security	Number Outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	189,456,935

Stock options	10,727,500 (vested)	Various (December 5, 2008 to May 23, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73

Purchase warrants	22,340,605	Various (September 19, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.41

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities, debt, and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our consolidated financial statements for the year ended December 2007, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

At June 30, 2008, we had cash and cash equivalents of $9.4 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007. Working capital at June 30, 2008 was $1.7 million compared with $3.6 million at December 31, 2007. Net cash used in operating activities during the six months ended June 30, 2008 was $3.8 million compared with net cash used in operating activities of $578,601 for the six months ended June 30, 2007. Investing activities used $21.8 million in the six months ended June 30, 2008, compared with $9.3 million used in the same period of 2007. The cash used in investing activities in both 2008 and 2007 was primarily for investment in the San José project and for expenditures for the drilling program at the Los Azules property.

In the three months ended June 30, 2008, we issued 55,000 common shares for the exercise of stock options and 50,000 common shares for the exercise of purchase warrants for net proceeds of $53,202.

The Minera Andes Inc. stock option plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Company that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243. The maximum number of shares which may be reserved for issuance to insiders under the plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant.

In addition, any Options granted under the Plan shall vest to the Participant, and may be exercisable by the Participant as follows:

a)	33 1/3% of the Options shall vest in and be exercisable by the Participant twelve (12) months from the date of granting;

b)	33 1/3% of the Options shall vest in and be exercisable by the Participant twenty-four (24) months from the date of granting; and

c)	33 1/3% of the Options shall vest in and be exercisable by the Participant thirty-six (36) months from the date of granting.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of $3.3 million (Cdn$3.9 million) through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertained to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409

Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 3 in the consolidated financial statements for additional details. In October 2007, we received a two-year loan facility from Macquarie Bank Limited for $10,000,000 of which $8,526,000 was for the development of the San José project and $1,474,000 was for general corporate purposes. This loan is an additional tranche on the previous facility with Macquarie Bank.

In October 2007, Minera Andes received a loan facility from Macquarie Bank Limited (“Macquarie Bank”, Australian Stock Exchange, ASX: MBL) of US$10 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

The debt financing was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007 Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call.

The commercial terms of the loan include a facility fee of 1.5% of the principal amount of the loan and interest of LIBOR plus 2.75% p.a., currently totaling approximately 7.79% p.a. and the loan matures on September 30, 2009. In addition, Minera Andes has issued share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20 percent premium to the volume weighted average of Minera Andes’ common stock determined from the ten business days prior to October 22, 2007. The warrants issued are exercisable until September 30, 2009 the same term as the loan. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being one percent of the principal amount of the facility, is payable to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

On November 5, 2007, the board of MSC approved project capital increases of $42.5 million. These costs were related to the fact that the processing facility at San José was taking longer than anticipated to reach commercialization requiring $34.1 million in funds to replace the deficit in the planned operating cash flow and capital costs have increased by $9.2 million due primarily to plant construction and the processing plant. To fund these costs, on November 5, 2007, Minera Andes received an MSC cash call and its portion was $15.93 million due on January 5, 2008.

Related Party Transactions

During the three-months and six-months ended June 30, 2008, we incurred legal fees to a director totaling $18,839 and $58,188, accordingly (three-month and six-month periods ended June 30, 2007 – $15,283 and $29,472 accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Change in Accounting Policies

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook. This new section, effective for years beginning on or after October 1, 2007, establishes standards for disclosing qualitative and quantitive information that enables the users to evaluate the Company’s objectives, policies, and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in Note 12.

Financial Instruments

On January 1, 2008, the Company adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. These new sections, effective for the years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”. Section 3862 on financial instrument disclosures, requires the disclosure of information about a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. The impact of adopting these sections is included in Note 10.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Company’s consolidated financial statements.

In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets, which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”). In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition can not be reasonably estimated at this time.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the June 30, 2008 financial statements.

NOTICE TO READER

The consolidated financial statements of Minera Andes Inc. and the accompanying interim consolidated balance sheet as at June 30, 2008 and the interim consolidated statements of operations, deficit and cash flows for the six months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

Exhibit 99.2

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars – Unaudited)

	June 30, 2008	December 31, 2007
ASSETS
Current:
Cash and cash equivalents	$9,406,198	$23,101,135
Receivables and prepaid expenses	136,143	340,674
Project loan interest receivable (Note 5 (d))	4,315,753	2,357,753
Current project loan receivable (Note 5 (d))	15,190,000	6,860,000

Total current assets	29,048,094	32,659,562
Project loan receivable (Note 5 (d))	16,660,000	24,990,000
Mineral properties and deferred exploration costs (Note 5)	13,373,183	8,337,881
Investment in Minera Santa Cruz (Note 5 (d))	75,593,837	64,726,565
Equipment, net	36,534	40,931

Total assets	$134,711,648	$130,754,939

LIABILITIES
Current:
Accounts payable and accruals	$1,035,269	$2,886,550
Project loan interest payable (Note 5 (d))	4,315,753	2,357,753
Current project loan payable (Note 5 (d))	15,190,000	6,860,000
Bank loan (Note 6)	6,797,091	—
Related party payable	—	16,905,000

Total current liabilities	27,338,113	29,009,303
Bank loan (Note 6)	8,698,288	14,591,830
Project loan payable (Note 5 (d))	16,660,000	24,990,000
Asset retirement obligation	90,000	90,000

Total liabilities	52,786,401	68,681,133

Commitments and contingencies (Notes 2, 5 and 8)

SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued June 30, 2008—189,439,935 shares	100,545,477	88,512,349
Issued December 31, 2007—180,974,912 shares
Contributed surplus – (Note 11)	16,723,350	16,007,350
Accumulated deficit	(35,343,580)	(42,445,893)

Total shareholders’ equity	81,925,247	62,073,806

Total liabilities and shareholders’ equity	$134,711,648	$130,754,939

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars – Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Income (loss) on equity investment (Note 5 (d))	$10,885,580	$(233,626)	$10,826,955	$(626,885)

Consulting fees (Note 7 (c))	293,209	66,955	486,429	144,002
Depreciation	761	2,181	2,341	4,362
Insurance	42,050	36,305	84,260	72,639
Legal, audit and accounting fees	155,277	86,041	438,760	358,201
Office overhead and administration fees	129,447	193,866	219,582	318,635
Telephone	8,552	11,369	13,370	18,877
Transfer agent	2,163	3,373	6,478	15,122
Travel	39,604	42,355	63,077	100,322

Wages and benefits (Note 7 (c))	833,341	99,039	1,053,131	207,526

Expenses before under-noted	1,504,404	541,484	2,367,428	1,239,686

Foreign exchange (gain) loss	(149,564)	(288,266)	103,215	(331,550)

Interest income	(81,962)	(77,064)	(208,215)	(122,395)

Interest expense	682,664	—	1,401,135	—

Project loan interest expense	1,305,000	579,126	1,958,000	989,422

Project loan interest income	(1,305,000)	(579,126)	(1,958,000)	(989,422)

Write-off of mineral properties and deferred exploration costs	830	7,364	2,508	14,172

	1,956,372	183,518	3,666,071	799,913

Net income (loss) for the period	$8,929,208	$(417,144)	$7,160,884	$(1,426,798)

Accumulated deficit, beginning of period	(44,236,575)	(35,186,299)	(42,445,893)	(33,883,266)

	(35,307,367)	(35,603,443)	(35,285,009)	(35,310,064)

Share issue costs	(36,213)	—	(58,571)	—

Incentive warrant payment (Note 7 (b))	—	—	—	(293,379)

Accumulated deficit, end of period	$(35,343,580)	$(35,603,443)	$(35,343,580)	$(35,603,443)

Basic income(loss) per common share	$0.05	$0.00	$0.04	$(0.01)

Diluted income(loss) per common share	$0.04	$0.00	$0.03	$(0.01)

Weighted average shares outstanding	187,127,412	165,328,817	188,237,272	161,813,624

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars – Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Assays and analytical	$77,744	$29,936	$82,513	$44,820

Asset retirement obligation	—	—	—	—
Construction and trenching	—	40,581	10,178	111,304
Consulting fees	—	41,080	62,158	76,385
Depreciation	1,820	6,577	9,440	13,154
Drilling	1,174,602	197,337	3,253,613	1,035,951
Equipment rental	—	235,979	211,351	433,848
Geology	328,943	185,142	555,824	437,643
Geophysics	—	—	9,377	—
Insurance	2,108	1,230	4,060	1,230
Legal	17,593	41,632	69,026	84,500
Maintenance	5,001	8,677	9,329	12,697
Materials and supplies	21,702	30,043	306,350	119,058
Project overhead	93,422	69,957	196,127	114,363
Property and mineral rights	13,110	13,830	33,092	21,212
Telephone	7,395	7,781	14,978	16,365
Travel	30,337	114,705	162,114	222,069

Wages and benefits	24,172	18,223	48,279	36,290

Costs incurred during the period	1,797,949	1,042,710	5,037,809	2,780,889
Deferred Costs, beginning of the period	11,576,062	7,336,519	8,337,881	5,605,148
Deferred costs written off	(828)	(7,364)	(2,507)	(14,172)

Deferred costs, end of the period	$13,373,183	$8,371,865	$13,373,183	$8,371,865

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars – Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Operating Activities:
Net income (loss) for the period	$8,929,208	$(417,144)	$7,160,884	$(1,426,798)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Write-off of deferred exploration costs	828	7,364	2,508	14,172
Interest expense, accretion of debt discount	458,605	—	903,549	—
(Gain) loss on equity investment	(10,885,580)	233,626	(10,826,955)	626,885
Depreciation	761	2,181	2,341	4,362
Stock option compensation (Note 4)	684,000	—	716,000	—
Project loan interest expense	1,305,000	579,126	1,958,000	989,422
Project loan interest income	(1,305,000)	(579,126)	(1,958,000)	(989,422)
Change in:
Receivables and prepaid expenses	151,024	54,032	204,530	96,117
Accounts payable and accruals	(1,160,342)	(416,798)	(1,985,786)	106,661

Cash used in operating activities	(1,821,496)	(536,739)	(3,822,929)	(578,601)

Investing Activities:
Purchase of equipment	(7,384)	—	(7,384)	—
Mineral properties and deferred exploration	(2,665,436)	(1,743,176)	(4,889,169)	(2,763,054)
Investment in Minera Santa Cruz	—	(317,945)	(16,945,317)	(6,582,732)

Cash used in investing activities	$(2,672,820)	$(2,061,121)	$(21,841,870)	$(9,345,786)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars – Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	$16,990	$3,930,808	$11,974,557	$7,668,006
Bank loan proceeds received	—	—	—	7,500,000
Bank loan interest payable	1,257	1,475	(4,695)	38,125
Project loan receivable	—	(3,430,000)	—	(20,090,000)
Project loan payable	—	3,430,000	—	20,090,000

Cash provided by financing activities	18,247	3,932,283	11,969,862	15,206,131

Increase(decrease)in cash and cash equivalents	(4,476,069)	1,334,423	(13,694,937)	5,281,744

Cash and cash equivalents, beginning of period	13,882,267	6,191,942	23,101,135	2,244,621

Cash and cash equivalents, end of period	$9,406,198	$7,526,365	$9,406,198	$7,526,365

Supplementary disclosure cash flow information:

Capitalized interest paid	$—	$137,601	$—	$137,601

Non-cash investing and financing activities and other information:

Stock option compensation (Note 7c)	$684,000	$—	$716,000	$—

Capitalized accreted interest expense (Note 6)	$—	$141,633	$—	$192,373

Depreciation capitalized to mineral properties	$1,820	$6,577	$9,439	$13,154

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

We are in the business of acquiring, exploring and evaluating mineral properties, and either entering into joint ventures, developing these properties further, or disposing of them when the evaluation is completed. At December 31, 2007, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and began production in the fourth quarter of 2007 at the San José project in Santa Cruz province, southern Argentina. We have a 49% interest in the project and it is operated by our operating partner, Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange).

The accompanying unaudited consolidated financial statements of Minera Andes Inc. (“Minera Andes”, “we” or “the Company”) for the three and six month periods ended June 30, 2008 have been prepared by Minera Andes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, with the exception of the changes in accounting policies as outlined in note 3 below, are consistent with those used to prepare the Company’s audited consolidated financial statements for the year ended December 31, 2007. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2007 on file with SEDAR at www.sedar.com and included in our annual report on Form 40-F (“the 2007 40-F”) filed with the Securities and Exchange Commission at www.sec.gov.

In the opinion of management, Minera Andes has made all adjustments necessary to present fairly the consolidated financial position as at June 30, 2008 and the consolidated results of operations, cash flows and comprehensive income for the three and six month periods then ended. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 2007 financial information has been derived from our audited consolidated financial statements.

2. FINANCIAL CONDITION AND LIQUIDITY

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete their development, and future profitable production or disposition thereof. The accompanying unaudited consolidated financial statements have been prepared using accounting principles generally accepted in Canada applicable to a going concern. The use of such principles may not be appropriate because, as of June 30, 2008, there was doubt that we would be able to continue as a going concern.

For the six months ended June 30, 2008, we had an accumulated deficit of approximately $35 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties, requires significant expenditures prior to the commencement of production resulting in the accumulated deficit. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future, if required.

This quarter is the first period in which we have had earnings as a result of the income from our investment in Minera Santa Cruz, following the commencement of commercial production at the San José Project.

Although there is no assurance that our earnings will continue or that we will be successful in our continuing financings, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

3. NEW ACCOUNTING POLICIES ADOPTED

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook. This new section, effective for years beginning on or after October 1, 2007, establishes standards for disclosing qualitative and quantitive information that enables the users to evaluate the Company’s objectives, policies, and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in Note 12.

Financial Instruments

On January 1, 2008, the Company adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. These new sections, effective for the years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”. Section 3862 on financial instrument disclosures, requires the disclosure of information about a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. The impact of adopting these sections is included in Note 13.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”). In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition can not be reasonably estimated at this time.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The standard does not have a financial reporting impact on our consolidated financial statements.

Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently assessing the impact of this new accounting pronouncement on its financial statements.

5. MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At June 30, 2008, we, through our subsidiaries and investment, hold interests in a total of approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 8. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

2008 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of period	$6,375,944	$1,951,937	$10,000	$—	$8,337,881
Assays and analytical	82,513	—	—	—	82,513
Construction and trenching	10,178	—	—	—	10,178
Consulting fees	—	3,438	227	58,493	62,158
Depreciation	—	—	—	9,440	9,440
Drilling	3,253,613	—	—	—	3,253,613
Equipment Rental	151,703	59,648	—	—	211,351
Geology	433,065	20,714	713	101,332	555,824

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

Geophysics	—	9,377	—	—	9,377
Insurance	—	—	—	4,060	4,060
Legal	—	—	—	69,026	69,026
Maintenance	3,587	386	—	5,356	9,329
Materials and supplies	287,844	7,304	—	11,202	306,350
Project overhead	30,208	1,182	9	164,728	196,127
Property and mineral rights	15,265	19,494	—	(1,667)	33,092
Telephone	5,886	2,709	—	6,383	14,978
Travel	131,909	6,959	—	23,246	162,114
Wages and benefits	11,434	3,716	—	33,129	48,279
Overhead allocation	464,973	19,647	108	(484,728)	—
Write-off of deferred costs	—	(1,450)	(1,057)	—	(2,507)

Balance, end of period	$11,258,122	$2,105,061	$10,000	$—	$13,373,183

a.	San Juan Project

The San Juan Province project comprises four properties (2007 – seven properties) totaling 48,547 ha (2007 – 35,856 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Land holding costs for 2008 are estimated at $6,600.

Expenditures in 2008, as in 2007, were primarily for an on-going exploration program at the Los Azules project. In November 2007, Minera Andes signed a definitive Option Agreement over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Chubut Projects

We hold 1 (2007 – 1) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2007 – 1,480 ha). Expenditures in 2008 and 2007 relate primarily to land maintenance costs. As at June 30, 2008 and December 31, 2007, based on managements assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,057 and $250,997 were written off, respectively.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

c.	Santa Cruz Projects

We currently control 15 (2007 – 15) cateos and 29 (2007 – 23) manifestations of discovery totaling 73,195 ha (2007 – 88,295 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $3,600. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at June 30, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,450 (2007 – $1,127,287) were written-off.

d.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

	Three-Months Ended March 31, 2008	Six-Months Ended June 30, 2008
Investment in MSC, beginning of period	$64,726,565	$64,708,257
Plus:
Advances during the period	40,317	—
Income (loss) from equity investment	(58,625)	10,885,580
Investment in MSC, end of period	$64,708,257	$75,593,837

Summary of MSC’s financial information from operations:
	Three Months Ended	Six Months Ended
	June 30, 2008
Revenues – MSC	$63,245,561	$73,153,702
Net income – MSC	$22,215,469	$22,095,827
Minera Andes Inc. portion – 49% of MSC’s net income	$10,885,580	$10,826,955

Subsequent to December 31, 2007, the San José Project has begun commercial production. During the fiscal year 2007, the expenses related to the construction of the operations, interest expense on the debt, and other legal and consulting expenses had been capitalized as the plant had not been placed in mine operations. In 2008, expenses related to the operations of the plant and the interest expense are being expensed as incurred.

The San José project area covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo) located in the western half of the province of Santa Cruz. All

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hochschild & Cia. Ltda. (“MHC”) through October 2006). The project is held by Minera Santa Cruz S.A. (“MSC”), an Argentine corporation co-owned by Minera Andes (49%) and project operator Hochschild Mining plc (“Hochschild”) (51%). Our obligation will be 49% of the exploration costs related to the San José project to maintain our interest in MSC. Any production from these lands may be subject to a provincial royalty.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006. This letter of intent was subject to a successful public offering by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The original amount of the financing was $55 million and, subsequent to March 31, 2007, was increased to $65 million. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild lends 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Although agreed in principle by both parties, the final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable and unpaid interest is contingent on the operating cash flows of MSC.

As at December 31, 2007, March 31, 2008, and June 30, 2008, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent to the project. The Company’s 49% share of the project loan was $31.8 million. Therefore, the Company has recorded the note payable to Hochschild along with a note receivable from MSC for the same amount.

The future minimum payments for the next two years ending June 30 are:

2009	$15,190,000
2010	16,660,000

$31,850,000

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

6.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, or totaling approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant was exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed surplus. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

In October 2007, we received a fourth tranche of $10,000,000 from Macquarie bank of which $8,526,000 was for the development of the San José project and $1,474,000 was for general purposes. The commercial terms of the fourth tranche include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% p.a. and mature on September 30, 2009. In addition, Minera Andes provided share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to October 22, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

The bank loan and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Current portion
Issuance of Bank loan, third tranche	$7,500,000	$1,731,100	$5,768,900
Debt accretion at December 31, 2007	—	(596,578)	596,578
Accretion of debt discount	—	(431,613)	431,613
Repayment of bank loan	—	—	—

Bank loan at June 30, 2008	$7,500,000	$702,909	$6,797,091

Long-term portion:

Issuance of Bank loan, fourth tranche	$10,000,000	$1,925,200	$8,074,800
Debt accretion at December 31, 2007	—	(151,552)	151,552
Accretion of debt discount	—	(471,936)	471,936
Repayment of bank loan	—	—	—

Bank loan at June 30, 2008	$10,000,000	$1,301,712	$8,698,288

As at June 30, 2008, interest expense incurred during the second quarter of 2008 was $496,531 related to the Macquarie loans (June 30, 2007 – $74,775 was capitalized to the Investment in MSC (Note 5(d)) and accreted interest expense related to the debt discount of $458,605 was expensed in the period (June 30, 2007 – $192,373 interest expense related to the debt discount was capitalized to the Investment in MSC (Note 5(d)) using the effective interest rate method. The operations of MSC started production in 2007 and all current interest expense is expensed (Note 5(d)).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Changes to Share Capital

	Number of Shares	Amount
Balance, January 1, 2008	180,974,912	$88,512,349
Issued for cash on private placements	8,205,023	11,829,204
Issued for cash on exercise of stock options	200,000	168,643
Issued for cash on exercise of warrants	60,000	35,281

Balance, June 30, 2008	189,439,935	$100,545,477

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409

Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the warrants, using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months. The fair value calculated to be $293,379 was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

At June 30, 2008, 3,969,243 options were available for grant under the Company’s stock option plan.

A summary of the status of the Company’s stock option plan as of June 30, 2008 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2008	10,215,000	$1.13
Granted	1,000,000	$1.36
Exercised	(200,000)	$0.85

Outstanding at June 30, 2008	11,015,000	$1.15

Exercisable at June 30, 2008	10,727,500	$1.14

At June 30, 2008 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price	Expiry Date
960,000	Cdn$0.59	December 5, 2008
1,025,000	Cdn$0.55	September 10, 2009
1,585,000	Cdn$0.60	December 28, 2010
20,000	Cdn$0.61	December 14, 2009
100,000	Cdn$1.35	February 14, 2013
900,000	Cdn$1.36	May 23, 2013
5,760,000	Cdn$1.51	December 27, 2011
250,000	Cdn$1.73	September 4, 2012
415,000	Cdn$0.31	March 21, 2013

11,015,000

100,000 stock options were granted during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010. 900,000 stock options were granted during the three month period ended June 30, 2008, of which all options vested immediately.

In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $684,000 and $716,000 to wages and benefits during the three months and six-months ended June 30, 2008, respectively and $Nil and $Nil for the three-month and six-months ended June 30, 2007, respectively.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

The Minera Andes Inc. stock option plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Company that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243. The maximum number of shares which may be reserved for issuance to insiders under the plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant.

In addition, any Options granted under the Plan shall vest to the Participant, and may be exercisable by the Participant as follows:

d)	33 1/3% of the Options shall vest in and be exercisable by the Participant twelve (12) months from the date of granting;

e)	33 1/3% of the Options shall vest in and be exercisable by the Participant twenty-four (24) months from the date of granting; and

f)	33 1/3% of the Options shall vest in and be exercisable by the Participant thirty-six (36) months from the date of granting.

d.	Warrants

	Warrants	Weighted Average Exercise Price (Cdn)
Outstanding and exercisable, January 1, 2008	18,298,094	$1.91
Issued	4,102,511	$2.00
Exercised	(60,000)	$0.60

Outstanding and exercisable, June 30, 2008	22,340,605	$1.93

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.41 with a weighted average contractual life of 1.23 years at June 30, 2008.

8.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

c.	On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement. The term is unspecified and can be cancelled at any time after February 2008.

d.	We are obligated to fund our 49% of the costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007. The Company paid this amount in January 2008. Since December 31, 2007 and as of June 30, 2008, we do not expect to have further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation (Note 5(d)).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

9.	RELATED PARTY TRANSACTIONS

During the three-month and six-month periods ended June 30, 2008 we incurred legal fees to a director totaling $18,839 and $58,188, accordingly (three-month and six month periods ended June 30, 2007 – $15,283 and 29,472, accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current period’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

11.	CONTRIBUTED SURPLUS

Contributed surplus transactions for the respective six months ended are as follows:

	2008	2007
Balance, beginning of year	$16,007,350	$8,440,457

Stock-based compensation (Note 7(d))	716,000	40,000
Debt discount – Tranche 3 (Note 6)	—	1,731,100
Debt discount – Tranche 4 (Note 6)	—	1,925,200
Early incentive exercise of warrants (Note 7(b)	—	293,379
Fair value of warrants granted for private placement – 1st closing (Note 7(b))	—	3,058,362
Fair value of warrants granted to agent (Note 7(b))	—	152,918
Fair value of options granted to agents (Note 7(b))	—	365,934

Balance end of period	$16,723,350	$16,007,350

During 2007, the Company adopted prospectively, the fair value method of accounting for private placement and broker’s warrants. Under this method, the Company charged $7,537,750 in 2007 of private warrant expense to share capital with an offset credit to contributed surplus.

12.	CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a) safeguard our ability to continue as a going concern;

b) have sufficient capital to develop our mining projects and take them into production; and

c) meet external capital requirements on our credit facilities.

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the Minera Santa Cruz property, which is in production; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company is reasonable.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

13.	FINANCIAL INSTRUMENTS

As at June 30, 2008, the Company’s financial instruments consist of cash, accounts receivable, prepaid expenses, interest and loan project receivables, accounts payable and accrued liabilities, and interest and project loan payable. The fair value of the cash and cash equivalents, accounts receivable, prepaid expenses, current portion of the interest and loan project receivables, accounts payable, accrued expenses, and the current portion of the interest and loan project payable approximate their fair values due to the short term nature of the items. The fair value of the long term debt to third parties approximates the amortized cost as the interest rates reflect the estimated market rates at June 30, 2008.

The risk exposure is summarized as follows:

a.	Credit risk

The Company’ credit risk is primarily attributable to cash and accounts receivable. The Company has no significant credit risk arising from operations. The Company manages its credit risk by maintaining bank accounts with high credit quality financial institution from which management believes that the risk of loss to be remote. Accounts receivable consists of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to accounts receivable is remote.

b.	Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company maintains sufficient cash in order to meet short term business requirements. The Company’s ability to settle long term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from joint ventures.

c.	Market risk

Interest rate risk – The Company’s cash is held in bank accounts that earn a variable interest rate. Because of the short term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value at June 30, 2008.

As of June 30, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained constant, the impact to the net loss would have been minimal.

Foreign currency risk – The operating results and financial position of the Company are reported in US dollars. As the Company operates in the international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency and translation risk.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

Foreign currency exchange risk – The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in Canadian dollars. The net amount of Canadian dollars subject to foreign currency fluctuations at June 30, 2008 was $9,173,411. The Company also has cash, accounts payable and accrued liabilities in Argentinean pesos at June 30, 2008. These amounts are normally held in Argentinean pesos for only a short period of time, 30 days, and the foreign currency risk is minimal.

The Company’s exploration, development, and operating costs are in Argentina and are denominated in Argentinean pesos or US dollars. The fluctuation of the Canadian dollar and the Argentinean pesos in relation to the US dollar will consequently impact the profitability of the Company and also affect the value of the Company’s assets and the amount of shareholder equity.

	June 30, 2008	December 31, 2007
ARG pesos to US dollar	2.98	3.11
Cdn dollar to US dollar	1.01	.99

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes that the foreign exchange risk derived from the currency conversions for the Argentinean operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, US dollar accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Commodity price risk – The value of the Company’s mineral resources depends on the price of gold silver, and copper and the outlook for these minerals. As at June 30, 2008, the market prices were $930/oz for gold, $17.65/oz for silver, and $3.95/oz for copper. Gold and silver, as well as copper prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalty, allowable production, imports, exports, and supply and demand, industrial and retail demand, forwards sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activity and certain other factors related specifically to gold, silver, and copper.

The profitability of the Company is highly correlated to the market price of gold, silver, and copper. If metal prices decline for a prolonged period of time below the Company’s cost of production, it may not be feasible to continue production.

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen V. Ambrose, President and Chairman of Minera Andes Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers Annual and Interim Filings) of Minera Andes Inc., (“the issuer”) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

MINERA ANDES INC.

Date: August 14, 2008	By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Henry A. John, Chief Financial Officer of Minera Andes Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers Annual and Interim Filings) of Minera Andes Inc., (“the issuer”) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

MINERA ANDES INC.

Date: August 14, 2008	By:	/s/ Henry A. John
Henry A. John, Chief Financial Officer

Exhibit 99.5

August 14, 2008

To Our Shareholders:

I am very pleased to report to you that the Minera Santa Cruz – San José silver/gold mine in Argentina, built upon a discovery made by Minera Andes’ geologists, reached its expected operating level in the second quarter of 2008, and is providing income to the Company. Second quarter sales at San José were $63.2 million and net income was $22.2 million. Minera Andes’ 49% share of the income was $10.8 million.

In addition, Minera Andes’ exploration program continues to be successful, with additional mineralization discovered at the Los Azules copper prospect in San Juan province.

San José Production

San José designed to produce 750 tonnes of ore per day, reached full production this year. Silver production, which is running at about a 33 percent annual rate over original estimates, rose in the second quarter to 1,093,000 ounces (968,000 ounces in the first quarter), and gold production rose to 12,410 ounces (12,140 ounces in the first quarter). Metal sold in the second quarter, on an average weighted basis, totaled $63.2 million. Over the past year, however, San José’s total sales have been $74.4 million. Most of these sales occurred over the last quarter. San José’s silver and gold production is entirely unhedged.

Primarily due to mining income from San José, Minera Andes reported second quarter net income of $8.9 million or $.05 cents per share.

San José Ore Reserve, Production Growth

Currently, San José is Minera Andes’ most productive asset, so I am pleased that annualized metal output is planned to double at the end of 2008 from 3 million ounces of silver and 60,000 ounces of gold to approximately 6 million ounces of silver and 120,000 ounces of gold. To accommodate this increase, underground workings have been increased to 16 kilometers, with three veins served by three ramps, and expansions are being planned for the process plant by our operating partner, Hochschild Mining plc. The mill already has 1,500 tpd crushing capacity. An exploration drilling program, designed to support increased mining activity, has been successful.

Los Azules Copper: More Mineralization

Work at Minera Andes’ Los Azules copper project in San Juan province has resulted in two key accomplishments: Drilling in the northeast portion of the property has extended the prospective area of exploration by three kilometers, thereby increasing the size of Los Azules potential mineralized target area, and suggests that its limits haven’t been reached. Our work also lead to the largest interval of primary copper mineralization yet identified at Los Azules: 112 meters of 0.8 percent copper within a zone of 217 meters of 0.77 percent copper that is at the northern limits of our current drilling. Our plans for the 2008-09 field season include exploring an area north of the existing exploration area where additional mineralization may be found.

Ongoing cash flow from San José marks an important milestone for Minera Andes. It will pay for mine debt, expansion and other improvements. Combined with our current cash position at June 30 of $ 9.4 million, Minera Andes has the ability to grow.

Sincerely,

MINERA ANDES INC.

/s/ Allen V. Ambrose
Allen V. Ambrose, President

111 East Magnesium Road, Suite A Spokane, Washington 99208  Phone: (509) 921-7322  Fax: (509) 921-7325